UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

General Growth Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37002310

(CUSIP Number)

A.J. Agarwal

The Blackstone Group L.P.

345 Park Avenue, 42nd Floor

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,113,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,113,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,113,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (AIV) VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,020
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.F L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 948,780
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 948,780
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 948,780
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 578,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 578,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,232,644
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,232,644
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone GGP Principal Transaction Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 257,796
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 257,796
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,800,505
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,800,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,800,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS BREP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,974
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,974
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS BREA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,800,505
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,800,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,800,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,815,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,815,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,815,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,815,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,815,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,815,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,815,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,815,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,815,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,815,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,815,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,815,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,815,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,815,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,815,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 54,815,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,815,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,815,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS John G. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 54,815,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,815,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS BREP (GGP) VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,320,199
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,320,199
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,320,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS BREP (GGP) VI–A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,915,823
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,915,823
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,915,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS BREP (GGP) VI.TE.1 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,565,227
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,565,227
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,565,227
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS BREP (GGP) VI.TE.2 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,849,230
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,849,230
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,849,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 37002310

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates VI (GGP) L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,650,479
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,650,479
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,650,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

This Amendment No. 1 to Schedule 13D relates to common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on November 18, 2010 (the “Original Schedule 13D”, and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) This Schedule 13D is being filed by:

•

(i) Blackstone Real Estate Partners VI L.P., a Delaware limited partnership (“BREP VI”), (ii) Blackstone Real Estate Partners (AIV) VI L.P., a Delaware limited partnership, (iii) Blackstone Real Estate Partners VI.F L.P., a Delaware limited partnership, (iv) Blackstone Real Estate Partners VI.TE.1 L.P., a Delaware limited partnership, (v) Blackstone Real Estate Partners VI.TE.2 L.P., a Delaware limited partnership, (vi) Blackstone Real Estate Holdings VI L.P., a Delaware limited partnership, and (vii) Blackstone GGP Principal Transaction Partners L.P., a Delaware limited partnership (collectively, the “Blackstone Funds”), (viii) BREP (GGP) VI L.P., a Delaware limited partnership, (ix) BREP (GGP) VI-A L.P., a Delaware limited partnership, (x) BREP (GGP) VI.TE.1 L.P., a Delaware limited partnership, and (xi) BREP (GGP) VI.TE.2 L.P., a Delaware limited partnership (the entities in clauses (viii) through (xi) collectively, the “Blackstone Subsidiaries”), (xii) Blackstone Real Estate Associates VI (GGP) L.L.C., a Delaware limited liability company, (xiii) Blackstone Real Estate Associates VI L.P., a Delaware limited partnership, (xiv) BREP VI Side-by-Side GP L.L.C., a Delaware limited liability company, (xv) BREA VI L.L.C., a Delaware limited liability company, (xvi) Blackstone Holdings III L.P., a Delaware limited partnership, (xvii) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xviii) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xix) The Blackstone Group L.P., a Delaware limited partnership, and (xx) Blackstone Group Management L.L.C., a Delaware limited liability company (the entities in clauses (i) through (xx) collectively, the “Blackstone Entities”); and

•	Stephen A. Schwarzman and John G. Schreiber, who are United States citizens (Messrs. Schwarzman and Schreiber, together with the Blackstone Entities, the “Reporting Persons”).

The principal business address of each of the Blackstone Entities and Messrs. Schwarzman and Schreiber is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

(c) The principal business of the Blackstone Funds consists of making various real estate-related investments. Each of the Blackstone Subsidiaries was formed to effect the transactions described in Item 3 below and has not engaged in any activities other than those incident to its formation and such transactions. The principal business of Blackstone Real Estate Associates VI (GGP) L.L.C. is performing the functions of, and serving as, the general partner of each of the Blackstone Subsidiaries. The principal business of Blackstone Real Estate Associates VI L.P. is performing the functions of, and serving as, the general partner of each of the Blackstone Funds (other than Blackstone Real Estate Holdings VI L.P.) and the sole member of the Blackstone Real Estate Associates VI (GGP) L.L.C. The principal business of BREA VI L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Real Estate Associates VI L.P. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member of BREA VI L.L.C and performing the functions of, and serving as, the sole member of BREP VI Side-by-Side GP L.L.C., the general partner of Blackstone Real Estate Holdings VI L.P., and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the managing member of Blackstone Holdings III GP Management L.L.C. and other affiliated

Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of Mr. Schreiber is serving as the President of Centaur Capital Partners, Inc. and as a partner of Blackstone Real Estate Advisors VI L.P.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 15, 2011, the Blackstone Funds contributed all of their shares of Common Stock to the Blackstone Subsidiaries as follows: (i) BREP VI contributed 20,320,199 shares of Common Stock to BREP (GGP) VI L.P.; (ii) Blackstone Real Estate Partners (AIV) VI L.P. contributed 173,222 shares of Common Stock to BREP (GGP) VI-A L.P.; (iii) Blackstone Real Estate Partners VI.F L.P. contributed 9,120,499 shares of Common Stock to BREP (GGP) VI-A L.P.; (iv) Blackstone Real Estate Partners VI.TE.1 L.P. contributed 5,565,227 shares of Common Stock to BREP (GGP) VI.TE.1 L.P.; (v) Blackstone Real Estate Partners VI.TE.2 L.P. contributed 11,849,230 shares of Common Stock to BREP (GGP) VI.TE.2 L.P. (vi) Blackstone Real Estate Holdings VI L.P. contributed 143,950 shares of Common Stock to BREP (GGP) VI-A L.P.; and (vii) Blackstone GGP Principal Transaction Partners L.P. contributed 2,478,152 shares of Common Stock to BREP (GGP) VI-A L.P. No consideration was paid by the Blackstone Subsidiaries to the Blackstone Funds in connection with such contributions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 966,798,974 shares of Common Stock of the Issuer reported by the Issuer as outstanding as of May 2, 2011, less the 30,585,957 shares of Common Stock expected to be purchased for cancellation by the Issuer on May 9, 2011 as reported in its Form 10-Q filed with the Securities and Exchange Commission on May 5, 2011.

Taking into account the contributions described in Item 3 hereof, BREP (GGP) VI-A holds 11,915,823 shares of Common Stock, BREP (GGP) VI L.P. holds 20,320,199 shares of Common Stock, BREP (GGP) VI.TE.1 L.P. holds 5,565,227 shares of Common Stock, BREP (GGP) VI.TE.2 L.P. holds 11,849,230 shares of Common Stock, BREP VI holds warrants to purchase 2,113,852 shares of Common Stock, Blackstone Real Estate Partners (AIV) VI L.P. holds warrants to purchase 18,020 shares of Common Stock, Blackstone Real Estate Partners VI.F L.P. holds warrants to purchase 948,780 shares of Common Stock, Blackstone Real Estate Partners VI.TE.1 L.P. holds warrants to purchase 578,934 shares of Common Stock, Blackstone Real Estate Partners VI.TE.2 L.P. holds warrants to purchase 1,232,644 shares of Common Stock, Blackstone Real Estate Holdings VI L.P. holds warrants to purchase 14,974 shares of Common Stock, and Blackstone GGP Principal Transaction Partners L.P. holds warrants to purchase 257,796 shares of Common Stock. The warrants referenced above are currently exercisable and the applicable holder thereof may be deemed to beneficially own the shares of Common Stock issuable upon exercise of such warrants.

Blackstone Real Estate Associates VI L.P. is the general partner of each of the Blackstone Funds other than Blackstone Real Estate Holdings VI L.P., and BREP VI Side-by-Side GP L.L.C. is the general partner of Blackstone Real Estate Holdings VI L.P. Blackstone Real Estate Associates VI (GGP) L.L.C. is the general partner of each of the Blackstone Subsidiaries. Blackstone Real Estate Associates VI L.P. is the sole member of Blackstone Real Estate Associates VI (GGP) L.L.C. BREA VI L.L.C. is the general partner of Blackstone Real Estate Associates VI L.P. Blackstone Holdings III L.P. is the managing member of BREA VI L.L.C and the sole member of BREP VI Side-by-Side GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the managing member of Blackstone Holdings III GP Management L.L.C. The Blackstone Group L.P. is controlled by its general partner, Blackstone Group Management L.L.C. Stephen A. Schwarzman is the founding member of Blackstone Group Management L.L.C. Each of such entities and Mr. Schwarzman may be deemed to beneficially own the shares of Common Stock beneficially owned by the Blackstone Funds and the Blackstone Subsidiaries directly or indirectly controlled by it or him. John G. Schreiber controls Centaur Partners IV, L.P., which is a member of BREA VI L.L.C. and a partner in Blackstone Real Estate Holdings VI L.P., and any disposition of securities of the Issuer held by the Blackstone Funds and the Blackstone Subsidiaries requires his approval. Accordingly, Mr. Schreiber may be deemed to share dispositive power over the securities of the Issuer held by the Blackstone Funds and the Blackstone Subsidiaries, although Mr. Schreiber has waived his approval right so long as the shares of Common Stock held by the Blackstone Subsidiaries remain subject to the pledge described in Item 6 hereof.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the securities of the Issuer reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Item 3 hereof, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

In connection with the contributions described in Item 3 hereof, the Blackstone Funds assigned their rights and obligations under the registration rights agreement described in this Item 6 to the Blackstone Subsidiaries pursuant to an assignment and assumption agreement, dated as of July 15, 2011, among the Blackstone Funds and the Blackstone Subsidiaries. Each Blackstone Subsidiary has agreed, in connection with any foreclosure by the collateral agent referenced below on shares of Common Stock held by such Blackstone Subsidiary, to assign the rights and obligations under the registration rights agreement to the collateral agent with respect to such foreclosed shares.

On July 19, 2011, each of the Blackstone Subsidiaries entered into separate credit agreements with Goldman Sachs Bank USA, as administrative agent and lender, Goldman, Sachs & Co., as collateral agent, and the other lenders party thereto from time to time, pursuant to which the Blackstone Subsidiaries collectively borrowed an aggregate principal amount of $325 million in accordance with Regulation U of the Board of Governors of the United States Federal Reserve System. Each Blackstone Subsidiary pledged all of the shares of Common Stock beneficially owned by it as of the date hereof as collateral to secure its obligations under the credit agreement to which it is a party and may be required to post additional collateral in certain circumstances. The loans mature on July 19, 2014, but must be prepaid earlier upon the occurrence of certain events, including in connection with certain extraordinary events relating to the Issuer, including relating to insolvency or the delisting or suspension of trading of the Common Stock, or if the loan to equity value exceeds a specified percentage.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

15.	Joint Filing Agreement dated July 25, 2011 among the Reporting Persons (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2011

BLACKSTONE REAL ESTATE PARTNERS VI L.P.

By: Blackstone Real Estate Associates VI L.P., its General Partner
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE REAL ESTATE PARTNERS (AIV) VI L.P.

By: Blackstone Real Estate Associates VI L.P., its General Partner
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE REAL ESTATE PARTNERS VI.F L.P.

By: Blackstone Real Estate Associates VI L.P., its General Partner
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE REAL ESTATE PARTNERS VI.TE.1 L.P.

By: Blackstone Real Estate Associates VI L.P., its General Partner
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE REAL ESTATE PARTNERS VI.TE.2 L.P.

By: Blackstone Real Estate Associates VI L.P., its General Partner
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE REAL ESTATE HOLDINGS VI L.P.

By: BREP VI Side-by-Side GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE GGP PRINCIPAL TRANSACTION PARTNERS L.P.

By: Blackstone Real Estate Associates VI L.P., its General Partner
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE REAL ESTATE ASSOCIATES VI L.P.

By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BREP VI SIDE-BY-SIDE GP L.L.C.

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BREA VI L.L.C.

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE HOLDINGS III L.P.

By: Blackstone Holdings III GP L.P., its General Partner
By: Blackstone Holdings III GP Management L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE HOLDINGS III GP L.P.

By: Blackstone Holdings III GP Management L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

THE BLACKSTONE GROUP L.P.

By: Blackstone Group Management L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BREP (GGP) VI–A L.P.
By: Blackstone Real Estate Associates VI (GGP) L.L.C., its General Partner
By: Blackstone Real Estate Associates VI L.P., its Sole Member
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BREP (GGP) VI L.P.
By: Blackstone Real Estate Associates VI (GGP) L.L.C., its General Partner
By: Blackstone Real Estate Associates VI L.P., its Sole Member
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BREP (GGP) VI.TE.1 L.P.
By: Blackstone Real Estate Associates VI (GGP) L.L.C., its General Partner
By: Blackstone Real Estate Associates VI L.P., its Sole Member
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BREP (GGP) VI.TE.2 L.P.
By: Blackstone Real Estate Associates VI (GGP) L.L.C., its General Partner
By: Blackstone Real Estate Associates VI L.P., its Sole Member
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

BLACKSTONE REAL ESTATE ASSOCIATES VI (GGP) L.L.C.
By: Blackstone Real Estate Associates VI L.P., its Sole Member
By: BREA VI L.L.C., its General Partner

By:	/s/ Robert L. Friedman
Name:	Robert L. Friedman
Title:	Authorized Person

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN

/s/ John G. Schreiber
JOHN G. SCHREIBER